Exhibit 11

GODFREY & KAHN, S.C.

Attorneys at Law

780 North Water Street

Milwaukee, Wisconsin 53202

Telephone:  (414) 273-3500; Fax:  (414) 273-5198

September 17, 2003

Grand Prix Funds, Inc.

Wilton Executive Campus

15 River Road, Suite 220

Wilton, Connecticut  06897

Ladies and Gentlemen:

We have acted as counsel to Grand Prix Funds, Inc., a Maryland corporation (the “Company”), in connection with the preparation by the Company of a registration statement on Form N-14 (the “Registration Statement”) relating to the issuance by the Company of Class A shares of capital stock of the Grand Prix Fund, a series of the Company (the “Grand Prix Fund”), as part of the acquisition by the Grand Prix Fund of the assets of Hartford Mutual Investment Fund, Inc., a Connecticut corporation (the “Hartford Fund”).

We have examined:  (a) the Registration Statement (including the proxy statement/prospectus contained therein), (b) the Company’s Articles of Incorporation, as amended, and By-Laws, (c) certain resolutions of the Company’s Board of Directors, and (d) such other proceedings, documents and records we have deemed necessary to render this opinion.

Based upon the foregoing, we are of the opinion that the Grand Prix Fund shares being registered under the Registration Statement have been duly authorized and will be validly issued, fully paid and non-assessable by the Company upon transfer of the assets of the Hartford Fund pursuant to the terms of the agreement and plan of reorganization included in the Registration Statement.

We consent to the use of this opinion as an exhibit to the Registration Statement.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.